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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Superior Industries International, Incorporated

(Name of Issuer)

Common Stock, $.50 par value per share

(Title of Class of Securities)

868168105

(CUSIP Number)

July 6,2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 868168105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orbis Investment Management Limited, Orbis Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Bermuda, The Reporting Persons are companies organized under the laws of Bermuda, Bermuda, The Reporting Persons are companies organized under the laws of Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,339,720

		6.	Shared Voting Power 25,000

		7.	Sole Dispositive Power 1,364,720

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Orbis Investment Management Limited 1,350,720; Orbis Asset Management Limited 14,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.13%

12.	Type of Reporting Person (See Instructions)

1A

Item 1.
	(a)	Name of Issuer Superior Industries International, Incorporated
	(b)	Address of Issuer's Principal Executive Offices
7800 Woodley Avenue, Van Nuys, CA 91406
Item 2.
	(a)	Name of Person Filing Orbis Investment Management Limited, Orbis Asset Management Limited
	(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton, HM 11 Bermuda
	(c)	Citizenship Bermuda, The Reporting Persons are companies organized under the laws of Bermuda, Bermuda, The Reporting Persons are companies organized under the laws of Bermuda
	(d)	Title of Class of Securities Common Stock, $.50 par value per share
	(e)	CUSIP Number 868168105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,364,720
	(b)	Percent of class: 5.13%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,339,720
		(ii)	Shared power to vote or to direct the vote 25,000
		(iii)	Sole power to dispose or to direct the disposition of 1,364,720
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares SUPERIOR INDUSTRIES INTERNATIONAL, INC. beneficially owned by Orbis Investment Management Limited. Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of SUPERIOR INDUSTRIES INTERNATIONAL, INC. beneficially owned by Orbis Asset Management Limited.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act. Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. OIML is the beneficial owner of 1,350,720 shares or 5.07% of the 26,616,000 common shares of SUPERIOR INDUSTRIES INTERNATIONAL, INC. believed to be outstanding. OIML disclaims beneficial ownership of the 14,000 common shares beneficially owned by OAML. OAML is the beneficial owner of 14,000 shares or 0.05% of the 26,616,000 common shares of SUPERIOR INDUSTRIES INTERNATIONAL, INC. believed to be outstanding. OAML disclaims beneficial ownership of the 1,350,720 common shares beneficially owned by OIML.
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2005
Date

ORBIS INVESTMENT MANAGEMENT LIMITED ORBIS ASSET MANAGEMENT LIMITED by
Signature

James Dorr, Secretary and General Counsel
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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